SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Celladon Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15117E 107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A

CUSIP No. 15117E 107	Page 1 of 5 Pages

1.	Names of reporting persons Coöperatief LSP IV UA
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 444,862
	7.	Sole dispositive power 0
	8.	Shared dispositive power 444,862
9.	Aggregate amount beneficially owned by each reporting person 444,862
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 1.9%
12.	Type of reporting person (see instructions) PN

13G/A

CUSIP No. 15117E 107	Page 2 of 5 Pages

1.	Names of reporting persons LSP IV Management B.V.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 444,862
	7.	Sole dispositive power 0
	8.	Shared dispositive power 444,862
9.	Aggregate amount beneficially owned by each reporting person 444,862
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 1.9%
12.	Type of reporting person (see instructions) PN

13G/A

CUSIP No. 15117E 107	Page 3 of 5 Pages

1.	Names of reporting persons Martijn Kleijwegt
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 444,862
	7.	Sole dispositive power 0
	8.	Shared dispositive power 444,862
9.	Aggregate amount beneficially owned by each reporting person 444,862
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 1.9%
12.	Type of reporting person (see instructions) IN

13G/A

CUSIP No. 15117E 107	Page 4 of 5 Pages

1.	Names of reporting persons Rene Kuijten
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 444,862
	7.	Sole dispositive power 0
	8.	Shared dispositive power 444,862
9.	Aggregate amount beneficially owned by each reporting person 444,862
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 1.9%
12.	Type of reporting person (see instructions) IN

13G/A

CUSIP No. 15117E 107	Page 5 of 5 Pages

1.	Names of reporting persons Joachim Rothe
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 444,862
	7.	Sole dispositive power 0
	8.	Shared dispositive power 444,862
9.	Aggregate amount beneficially owned by each reporting person 444,862
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 1.9%
12.	Type of reporting person (see instructions) IN

Item 1(a).	Name of Issuer:

Celladon Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11988 El Camino Real, Suite 650, San Diego, CA 92130.

Item 2(a).	Name of Person Filing:

Coöperatief LSP IV UA (“LSP IV”), LSP IV Management B.V. (“LSP IV Management”), Martijn Kleijwegt, Rene Kuijten and Joachim Rothe (the foregoing individuals, each a “Managing Director”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Johannes Vermeerplein 9

1071 DV Amsterdam

The Netherlands

Item 2(c).	Citizenship:

The Netherlands

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

15117E 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:

LSP IV is the record owner of 428,936 shares of Common Stock of the issuer and a warrant to purchase up to 15,926 shares of Common Stock of the issuer. As the sole director of LSP IV, LSP IV Management may be deemed to beneficially own these securities. As managing directors of LSP IV Management, each Managing Director may also be deemed to beneficially own these securities.

(b)	Percent of Class:

1.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 444,862

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 444,862

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2015

COÖPERATIEF LSP IV UA

By:	LSP IV Management B.V.,
its Managing Director

Signed:	/s/ Martijn Kleijwegt
Name:	Martijn Kleijwegt
Title:	Managing Director

Signed:	/s/ Rene Kuijten
Name:	Rene Kuijten
Title:	Managing Director

LSP IV Management B.V.

Signed:	/s/ Martijn Kleijwegt
Name:	Martijn Kleijwegt
Title:	Managing Director

Signed:	/s/ Rene Kuijten
Name:	Rene Kuijten
Title:	Managing Director

/s/ Martijn Kleijwegt
Martijn Kleijwegt

/s/ Rene Kuijten
Rene Kuijten

/s/ Joachim Rothe
Joachim Rothe

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)